PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D: 855/15.12.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a new power generation unit of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

1/5

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement regarding a new power generation unit of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

1. The Board of Directors of PPC S.A. decided at yesterday's meeting (Decision B.D. No 215/14.12.04) the construction of a new power generation unit of 360-400 MW net capacity at the Aliveri Power Station.

2. It is a natural gas fired combined cycle gas turbine (CCGT) unit. The generation licence of the new unit has been awarded to PPC through Law 3175/03, in the framework of renewal and replacement of PPC's old units with a total capacity up to 1600 MW.

3. PPC's competent departments will proceed immediately to the necessary actions towards the Regulatory Authority for Energy (RAE) and the Ministry of Development for the specification of the related terms and conditions of the generation licence, according to law and the Licence Regulation.

4. The construction of the unit is planned to start at the beginning of 2006 and its commissioning in the summer of 2008.

Athens, December 15, 2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 0 2004 WASH. D.C. 202

BY COURIER

No/Date : F/D: 855/15.12.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a new power generation unit of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a new power generation unit of PPC S.A.

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

1. The Board of Directors of PPC S.A. decided at yesterday´s meeting (Decision B.D. No 215/14.12.04) the construction of a new power generation unit of 360-400 MW net capacity at the Aliveri Power Station.

2. It is a natural gas fired combined cycle gas turbine (CCGT) unit. The generation licence of the new unit has been awarded to PPC through Law 3175/03, in the framework of renewal and replacement of PPC´s old units with a total capacity up to 1600 MW.

3. PPC´s competent departments will proceed immediately to the necessary actions towards the Regulatory Authority for Energy (RAE) and the Ministry of Development for the specification of the related terms and conditions of the generation licence, according to law and the Licence Regulation.

4. The construction of the unit is planned to start at the beginning of 2006 and its commissioning in the summer of 2008.

Athens, December 15, 2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Fi/D: 854 / 15.12.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A." at the meeting of December 14, 2004 elected, pursuant to article 10, paragraph 5a) of the company's statute, Mrs. Paraskevi Athanasia, non executive member, in the position of the resign member Mr. Kroustallakis Evaggelos and for the remainder tenure of office, that is until 8-1-2007.

ATHENS 15-12 -2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Fi/D: 854 / 15.12.04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding a Directorate Change

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors' of the "PUBLIC POWER CORPORATION S.A." at the meeting of December 14, 2004 elected, pursuant to article 10, paragraph 5a) of the company's statute, Mrs. Paraskevi Athanasia, non executive member, in the position of the resign member Mr. Kroustallakis Evaggelos and for the remainder tenure of office, that is until 8-1-2007.

ATHENS 15-12 -2004